COLE CORPORATE INCOME TRUST, INC.
 SUPPLEMENT NO. 8 DATED APRIL 11, 2012
 TO THE PROSPECTUS DATED MAY 2, 2011

This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated May 2, 2011, Supplement No. 7 dated March 15, 2012, Supplement No. 6 dated February 13, 2012, Supplement No. 5 dated November 18, 2011, Supplement No. 4 dated August 15, 2011, and Supplement No. 3 dated July 22, 2011, which superseded and replaced all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.;
(2)	a recent real property investment; and
(3)	the repayment of certain debt.

Status of Our Public Offering

The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering 250,000,000 shares in a primary offering and 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of March 2012, we accepted investors’ subscriptions for, and issued, approximately 490,000 shares of our common stock in the primary portion of our offering, resulting in gross proceeds to us of approximately $4.9 million, and 4,700 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $45,000. As of April 11, 2012, we had accepted investors’ subscriptions for, and issued, approximately 2.6 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $26.3 million. We have special escrow provisions for subscriptions from residents of Pennsylvania and Tennessee. As of the date of this supplement, the conditions of the special escrow provisions for Tennessee have been satisfied. The conditions of the special escrow provisions for Pennsylvania have not been satisfied as of the date of this supplement and, therefore, we have not accepted subscriptions from residents of Pennsylvania.

We will offer shares of our common stock pursuant to the offering until February 10, 2013, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by February 10, 2013, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Recent Real Property Investment

The following information supplements and should be read in conjunction with the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 10 of the prospectus:

Description of Real Estate Investments

On April 5, 2012, we acquired an approximately 40,000 square foot single-tenant office and industrial building (the Dr. Pepper Property) leased to The American Bottling Company (ABC). The lease is guaranteed by Dr. Pepper Snapple Group, Inc., and is located on an approximately 5.83 acre site in Harvey, Illinois. The Dr. Pepper Property was purchased for a gross purchase price of $3.9 million, exclusive of closing costs. As of April 11, 2012, we owned two properties in two states, consisting of 185,435 gross rentable square feet of office and industrial space.

The following information supplements and should be read in conjunction with the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 98 of the prospectus:

Real Property Investments

We invest primarily in single-tenant, income-producing necessity corporate office and industrial properties, which are leased to creditworthy tenants under long-term net leases, strategically located throughout the United States.

As of April 11, 2012, we, through a separate wholly-owned limited liability company, owned two properties located in two states, consisting of 185,435 gross rentable square feet of commercial space. The properties were acquired through the use of loan proceeds and proceeds from our initial public offering.

Since March 15, 2012, the date of our last prospectus supplement, we acquired the Dr. Pepper Property on April 5, 2012 through a separate wholly-owned limited liability company, for a gross purchase price of $3.9 million, exclusive of closing costs. In connection with the purchase, we paid an acquisition fee of $78,000 to our advisor, CCI Advisors. The Dr. Pepper Property is 100% leased to ABC and the lease commenced on March 1, 2012. Pursuant to the lease agreement, ABC is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The initial annual base rent under the lease is $282,396, or $6.99 per square foot, and increases every five years by 10% of the then-current annual base rent. The initial term of the lease expires on February 29, 2024. ABC has two options to renew the lease, each for an additional five-year term beginning on March 1, 2024 with rents at 97% of the then-current market rental rates.

The Dr. Pepper Property was constructed in 2004 and has an initial yield of 7.25% and an average yield of 7.80%. The initial yield is calculated as the annual rental income for the in-place lease at the property divided by the property purchase price, exclusive of closing costs and fees paid to the sponsor. The Dr. Pepper Property is subject to a long-term double net lease, whereby ABC is required to pay substantially all operating expenses and capital expenditures. Our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income. Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs.  The Dr. Pepper Property is subject to a long-term double net lease, and future costs associated with double net leases are unpredictable.  We expect the majority of our properties will be subject to double net or triple net leases.  Accordingly our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

For federal income tax purposes, the preliminary aggregate depreciable basis in the Dr. Pepper Property noted above is estimated to be approximately $3.3 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention.  We currently have no plan for any renovations, improvements or development of the Dr. Pepper Property and we believe the property is adequately insured.

Loan Repayment

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 98 of the prospectus:

In connection with our acquisition of the Medtronic Property, we entered into certain debt arrangements, which included a $9.0 million subordinate loan with an affiliate of our advisor, Series C, LLC (the Series C Loan). The Series C Loan accrues interest at a rate of 4.65%, with interest due upon maturity of the loan on December 31, 2012. Prior to April 3, 2012, we had paid down a total of $7.3 million of principal on the Series C Loan, and a total of $222,000 of accrued interest. On April 3, 2012, we repaid the remaining principal balance of $1.7 million of the Series C Loan with proceeds from our public offering. In connection with this repayment, we paid approximately $14,000 of accrued interest. There were no premiums or penalties incurred in connection with the repayment and we have no further obligations related to the Series C Loan.